December 5, 2019

VIA EDGAR AND OVERNIGHT COURIER

Angela Lumley

Rufus Decker

Jonathan Burr

Brigitte Lippmann

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AnPac Bio-Medical Science Co., Ltd. Amendment No.1 to Registration Statement on Form F-1 (File No: 333-234408) CIK No. 0001786511

Dear Ms. Lumley, Mr. Decker, Mr. Burr and Ms. Lippmann:

On behalf of our client, AnPac Bio-Medical Science Co., Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 20, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the amendment No.1 to registration statement on Form F-1 publicly filed with the Commission on November 15, 2019.

The Company respectfully advises the Staff that it expects to request effectiveness of the Registration Statement on December 11, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission

Form F-1/A filed November 15, 2019

Dilution, page 61

1.

Your disclosure of pro forma net tangible book value US$11.2 million after giving effect to the offering does not appear to reconcile with the net tangible book value of (US$6.6 million) plus the net proceeds of US$16.9 million disclosed on page 58. Please clarify or revise.

The Company respectfully advises the Staff that the net proceeds of US$16.9 million previously disclosed on page 58 of Amendment No. 1 to the Form F-1 filed November 15, 2019 assumed that the audit related fees were capitalized and net off against the offering proceeds. In accordance with Staff Accounting Bulletin Topic 5.A Expenses of Offering, the Company does not consider audit related fees to be specific incremental costs directly attributable to the offering of securities and therefore has revised the disclosure so that the audit fees are expensed accordingly. As a result, the net proceeds should be US$17.8 million.

Therefore, the pro forma net tangible book value of US$11.2 million after giving effect to the offering reconciles with the net tangible book value of (US$6.6 million) plus the net proceeds of US$17.8 million.

The Company has revised the use of proceeds figures on pages 8 and 59 of the Registration Statement.

Description of Share Capital

Ordinary Shares, page 161

2.

On September 17, 2019, you issued 214,000 shares for $3.27 per share to your founder and chairman. On October 25, 2019, you issued 769,000 shares for $0.01 per share to YuLin Bio-medical as result of certain PRC shareholders restructuring their shareholding. Please tell us in greater detail the nature and terms of each issuance, how you determined the fair value (if applicable), how you accounted for any difference between fair value and the cash consideration received and the accounting literature you relied upon. Also, disclose more information about the nature and terms of each issuance in the filing, including the interim financial statement footnotes.

The Company respectfully advises the Staff that it entered into an agreement with CRS (a company controlled by Dr. Chris Chang Yu) to sell 214,000 shares for US$3.27 per share on April 8, 2019. CRS entered into the agreement primarily to enhance the Company’s liquidity. On September 17, 2019, the Company subsequently completed the relevant registration procedures and issued the 214,000 shares to CRS. As CRS’s purchase price was below fair value of ordinary shares measured with the assistance of an independent third-party valuation firm using the discounted cash flow method in accordance with ASC 820, Fair Value Measurement (“ASC 820”), such discount represents share-based compensation to Dr. Chris Chang Yu for his past services rendered in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). As the share-based compensation was not appropriately recorded in the unaudited interim condensed consolidated financial statements at September 30, 2019 and for the nine months ended September 30, 2019 (“interim financial statements”), the Company has restated its interim financial statements to reflect the share-based compensation to Dr. Chris Chang Yu.

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Securities and Exchange Commission

The Company has disclosed on pages F-50 and F-51 of the Registration Statement the restatement note to the interim financial statements. The Company has also revised pages 10, 11, 15, 61, 68, 69, 74, 76, 79, 80, 81, 84, 91, F-45, F-46, F-47, F-48, F-61 and F-64 of the Registration Statement to reflect the change in share-based compensation and other related changes to the financial statements.

On October 25, 2019, 769,000 shares were issued to YuLin Bio-Medical (“YuLin Bio”) for no consideration as a result of certain PRC individual investors’ restructuring of their shareholding in the Company. These PRC investors, which consisted of certain of the Company’s financial investors, consultants and an employee, became the shareholders of the Company through cash investments and exercise of share based awards from 2011 to 2018, respectively. For financial investors paying cash, each of these cash investments were at market prices that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Therefore, according to ASC 820, the cash investments received by the Company at the various investment dates were considered to be fair value. For consultants and the employee who obtained shares through exercise of share based awards, the fair value of share-based compensation was determined in accordance with ASC 718 with the assistance of an independent third-party valuation firm by applying a binomial option pricing model, and accounted for accordingly.

In practice, a PRC individual investor who intends to hold equity interest of an offshore entity may invest through an offshore entity established for the purpose of overseas investment or financing (an “offshore SPV”). Such PRC individual investor shall register with the PRC State Administration of Foreign Exchange (“SAFE”) or its local branch in connection with his or her establishment or control of the offshore SPV pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Resident’s Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles issued by SAFE in July 2014, or SAFE Circular 37. To streamline the shareholding and obtain the SAFE Circular 37 registration, the above PRC individual investors implemented a multi-step plan to restructure their shareholding in the Company:

•	The PRC individual investors established their respective offshore SPVs, which invested in YuLin Bio in November 2018.

•	The PRC individual investors completed the SAFE Circular 37 registration procedures for their offshore SPVs in early 2019.

•	In August 2019, the Company repurchased and cancelled the 769,000 shares previously issued to these PRC individual investors with no consideration paid.

•

On October 25, 2019, the Company issued 769,000 ordinary shares to YuLin Bio with par value of $0.01 per share, for no consideration. As a result, these PRC individual investors now beneficially own the shares of the Company through their respective offshore SPVs’ shareholding in YuLin Bio, which in turn holds 769,000 shares in the Company.

•

Between August 2019 (when the old shares were repurchased and cancelled as discussed above) and October 25, 2019 (when new shares were issued as discussed above), the shareholder rights and obligations were retained by the PRC individual investors through their contractual arrangements with the Company.

Securities and Exchange Commission

Other than to restructure such shares to facilitate the Company’s off-shore IPO transaction, there was no change in shareholder rights and obligations and therefore, the Company deems this repurchase, cancellation and reissuance of shares to be a transaction without commercial substance. The Company has concluded that the impact of excluding the repurchased and cancelled shares from August to September 2019 from the weighted average shares outstanding in the calculation of net loss per share was not material to the interim financial statements.

The Company has revised its disclosure on pages 164, F-40, F-61 and F-65 of the Registration Statement to include more information about the nature and terms of each issuance indicated.

Consolidated Financial Statements for the Year Ended December 31, 2018 Notes to the Consolidated Financial Statements

12. Share Based Compensation, page F-30

3.

We have reviewed your response to comment 2 noting it appears the stock options were not adjusted to reflect the 1-for-100 share split. Please revise your disclosures here and elsewhere in the filing, such as Note 10 to your interim financial statements and page 87, or tell us why your current presentation is appropriate. Refer to SAB Topic 4:C.

The Company respectfully advises the Staff that it has revised the disclosure on pages 90, F-30, F-31, F-32 and F-61 of the Registration Statement to reflect the 1-for-100 share split.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Dr. Chris Yu, the founder, chairman and chief executive officer of AnPac Bio-Medical Science Co., Ltd., by telephone at +86-21-51085515-888 or via e-mail at chris_yu@anpac.cn, or Pavel Gu, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-21-2228-4063 or via email at pavel.gu@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Dr. Chris Yu, Founder, Chairman and Chief Executive Officer, AnPac Bio-Medical Science Co., Ltd.

Richard A. Friedman, Partner, Sheppard Mullin Richter & Hampton LLP

Stephen A. Cohen, Partner, Sheppard Mullin Richter & Hampton LLP

Pavel Gu, Partner, Ernst & Young Hua Ming LLP

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